Second-Quarter Results
August 7, 2001


                                    [GRAPHIC]


Almost E 450 million in
the second quarter for
restructuring measures

Higher earnings in Oil & Gas

All segments post a positive
income from operations
before special items

Business in North America
suffering from the weak
economy


                                                                     [BASF LOGO]

BASF GROUP

                                                       2nd Quarter                                 1st Half
                                                    -------------------       CHANGE         --------------------       CHANGE
Million E                                           2001          2000         IN %           2001          2000         IN %
---------                                           -----         -----       ------         ------        ------       ------
Sales                                               8,329         8,969         -7.1         17,618        17,439          1.0
Income from operations before special items           751           882        -14.9          1,713         1,805         -5.1
Income from operations                                304           891        -65.9          1,093         1,858        -41.2
Extraordinary income                                   --            --           --          6,010            --           --
Income before taxes and minority interests            201           954        -78.9          6,842         1,886        262.8
Net income                                             11           448        -97.5          6,204           912        580.3
Earnings per share (E)                               0.02          0.73        -97.3          10.16          1.48        586.5
Earnings per share before special items (E)          0.44          0.64        -31.3           1.19          1.35        -11.9

SALES AND EARNINGS

SALES: Reported sales declined 7.1% in the second quarter and rose 1% in the first half of 2001 compared to the same periods in 2000. Adjusted for business areas that are no longer part of our portfolio (pharmaceuticals, polyolefins, industrial fibers and textile dyes), sales from ongoing business increased 7.2% in the second quarter and 14.7% in the first six months of 2001. In particular, the segments Oil & Gas and Agricultural Products & Nutrition posted significant sales growth.

The changes in volumes and prices shown in the table are based on ongoing business excluding acquisitions.

EARNINGS: We have made provisions of more than E 200 million for the package of measures announced in June 2001 to further adjust our production capacities to slower world economic growth and for the resulting reduction in the workforce. In addition, second-quarter earnings were burdened by costs for sites that we have already closed or are in the process of closing, in particular in the United States, the United Kingdom and in the Netherlands. Special items in income from operations totaled E 447 million in the second quarter and E 620 million in the first half of the year.

Second-quarter income from operations before special items declined by E 131 million or 15% to E 751 million compared with the same period in 2000; on the basis of ongoing business the decline was 14.5%. This reflects the unusually weak level of demand for chemical products. In the majority of our business areas it is still difficult to pass on the increased cost of raw materials in the form of higher prices for our products.

In the first six months, reported income from operations before special items was E 92 million or 5.1% lower than in 2000; on the basis of ongoing business the decline was 3.6%.

Compared with the previous year, income before taxes and special items decreased by 23.4% to E 648 million in the second quarter and by 16.3% to E 1,452 million in the first half.

Earnings per share before special items and excluding the extraordinary income were E 0.44 for the second quarteR and E 1.19 for the half year. The extraordinary income per share was E 9.61 for the first six months.

FACTORS INFLUENCING SALES IN COMPARISON WITH PREVIOUS YEAR

in %                           2ND QUARTER    1ST HALF
----                           -----------    --------
Volumes                           - 3.2        - 1.6
Prices                            + 1.4        + 4.3
Currency                          + 1.0        + 1.2
Acquisitions/divestitures*        - 6.3        - 2.9
                                  -----        -----
Total                             - 7.1        + 1.0
                                  =====        =====

* including discontinued operations

SPECIAL ITEMS                                1ST QUARTER                2ND QUARTER            3RD QUARTER           4TH QUARTER
-------------                             ------------------         -----------------       ----------------      ---------------
Million E                                 2001          2000         2001         2000       2001        2000      2001       2000
                                          -----         ----         ----         ----       ----        ----      ----       ----

EARNINGS BEFORE TAXES
AND SPECIAL ITEMS                           804          888          648          846        --          603        --        687
Special items
- in income from operations                -173           44         -447            9        --         -299        --        -84
- in financial result                        --           --           --           99        --           18        --         16
Extraordinary income (preliminary)        6,010           --           --           --        --           --        --         --
SPECIAL ITEMS/EXTRAORDINARY INCOME        5,837           44         -447          108        --         -281        --        -68
INCOME BEFORE TAXES                       6,641          932          201          954        --          322        --        619

OUTLOOK

We are not anticipating a significant improvement in the economic situation for chemical products until 2002.

Economic expectations for the second half of 2001 are rather restrained in Germany and most other European countries. A more positive trend is also not visible in the United States or in Japan. In South America, the energy crisis in Brazil and the economic crisis in Argentina are also having a negative effect on our business.

Although we are anticipating raw material prices to improve slightly, pressure on sales prices is likely to continue. In addition, the seasonal nature of the agricultural products business means that division's contribution to earnings is significantly lower in the second half of the year compared with the first half. In 2001 as a whole, we are therefore expecting a decline in income from operations from ongoing business before special items.

SEGMENTS

                                                                                INCOME FROM
                                                                             OPERATIONS BEFORE                  INCOME FROM
                                                    SALES                      SPECIAL ITEMS                    OPERATIONS
                                        ----------------------------     -------------------------     ---------------------------
Million E                                                     CHANGE                        CHANGE                          CHANGE
2ND QUARTER                              2001       2000*      IN %       2001      2000*    IN %       2001       2000*     IN %
                                        ------     ------     ------     ------    ------   ------     ------     ------    ------
Chemicals                                1,154      1,125       2.6        121       195     -37.9        104        195     -46.7
Plastics & Fibers                        2,159      2,971     -27.3         70       230     -69.6         62        223     -72.2
Colorants & Finishing Products           2,115      2,140      -1.2        125       156     -19.9        -56        155        --
Agricultural Products & Nutrition**      1,529      1,725     -11.4        167       137      21.9        153        153        --
Oil & Gas                                  981        760      29.1        378       247      53.0        378        247      53.0
Others                                     391        248      57.7       -110       -83     -32.5       -337***     -82        --
o Thereof exploratory/biotechnology
  research costs                            --         --        --        -42       -37        --        -42        -37        --
                                        ------     ------      ----     ------    ------     -----     ------     ------     -----
                                         8,329      8,969      -7.1        751       882     -14.9        304        891     -65.9
                                        ======     ======      ====     ======    ======     =====     ======     ======     =====
1ST HALF
Chemicals                                2,265      2,109       7.4        230       342     -32.7        205        342     -40.1
Plastics & Fibers                        4,313      5,716     -24.5        163       454     -64.1        137        490     -72.0
Colorants & Finishing Products           4,206      4,137       1.7        249       348     -28.4         50        346     -85.5
Agricultural Products & Nutrition**      3,624      3,235      12.0        467       290      61.0        378        304      24.3
Oil & Gas                                2,424      1,614      50,2        754       487      54.8        754        487      54.8
Others                                     786        628      25.2       -150      -116     -29.3       -431***    -111        --
o Thereof exploratory/biotechnology
  research costs                            --         --        --       -107       -75        --       -107        -75        --
                                        ------     ------      ----     ------    ------     -----     ------     ------     -----
                                        17,618     17,439       1.0      1,713     1,805      -5.1      1,093      1,858     -41.2
                                        ======     ======      ====     ======    ======     =====     ======     ======     =====

*    Previous year's figures adjusted to take account of organizational changes.
**   Health & Nutrition (including Pharmaceuticals) until the end of February.
***  Including provisions for structural measures not yet allocated.


CHEMICALS

Sales in the Chemicals segment rose 2.6% in the second quarter to E 1,154 million (volumes -1.8%, prices/currency 2.4%) compared with the previous year. In the first six months, sales were up 7.4% from the same period in 2000. Income from operations before special items fell by 37.9% to E 121 million in the second quarter and by 32.7% to E 230 million in the first half of 2001.

This decrease was particularly evident in the Petrochemicals division. Lower demand for cracker products and plasticizers in Europe led to increased pressure on prices and resulted in plants running at reduced operating rates. Costs prior to the start-up of the steam cracker in Port Arthur, Texas, also impacted earnings negatively.

SALES BY DIVISION

                        2ND QUARTER                       1ST HALF
                      ---------------       CHANGE     ---------------       CHANGE
Million E             2001       2000*       IN %      2001       2000*        IN %
---------             ----       ----       ------     ----       ----       ------
Inorganics            176        170          3.5      356        319          11.6
Petrochemicals        516        517         -0.2      997        945           5.5
Intermediates         462        438          5.5      912        845           7.9

*    Previous year's figures adjusted in accordance with organizational changes:
     The ethylene oxide and glycol plants that were formerly operated by the Specialty Chemicals division were assigned to Petrochemicals. The remainder of the Specialty Chemicals division is accounted for in the Colorants & Finishing Products segment.

PLASTICS & FIBERS

In the second quarter, reported sales in the Plastics & Fibers segment were 27.3% lower than in 2000. Based on ongoing business, sales in this segment decreased 5.4% in the second quarter (volumes -1.9%, prices/currency -3.5%) and 0.9% in the first six months compared with the same periods in 2000. The Styrenic Polymers division was particularly affected by weak demand in the construction industry. Poor demand in Asia and the United States reduced sales in the Fiber Products division.

Compared with the same period of 2000, income from operations before special items dropped 69.6% to E 70 million in the second quarter. As in the first quarter, earnings in the Styrenic Polymers and Fiber Products divisions were significantly lower compared with last year's good results.

SALES BY DIVISION

                                 2ND QUARTER                             1ST HALF
                              -----------------       CHANGE        ------------------       CHANGE
Million E                     2001         2000        IN %         2001         2000         IN %
---------                     ----         ----       ------        -----        -----       ------
Styrenic Polymers              658          720         -8.6        1,315        1,355         -3.0
Engineering Plastics           434          444         -2.3          890          850          4.7
Polyurethanes                  701          683          2.6        1,387        1,313          5.6
Fiber Products                 366          440        -16.8          721          838        -14.0
Polyolefins                     --          684           --           --        1,360           --

COLORANTS & FINISHING PRODUCTS

Reported sales in this segment were down 1.2% in the second quarter and up 1.7% in the first half of 2001 compared with the same periods in 2000. On the basis of ongoing business, sales in the Colorants & Finishing Products segment increased 3.6% in the second quarter (volume -1.9%, prices/currency 1%) and 6.4% in the first six months compared with the previous year.

Higher sales in the Dispersions and Coatings divisions were due primarily to acquisitions made in 2000.

At E 125 million, income from operations before special items in the second quarter was 19.9 percent lower than in 2000.

Earnings in the first half of 2001 were down 28% compared with the same period in the previous year.

Continuing pressure on prices for monomers and dispersions for paper finishing burdened earnings in the Dispersions division. Business picked up in the Coatings division in the second quarter, but earnings were still lower than in the second quarter of 2000.

A high level of special items in the second quarter was due to the closures of sites in Birkenhead, United Kingdom, and Arnhem, the Netherlands.

SALES BY DIVISION

                            2ND QUARTER                             1ST HALF
                         -----------------         CHANGE      -----------------        CHANGE
Million E                2001         2000*         IN %       2001         2000*        IN %
---------                ----         ----         ------      -----        -----       ------
Colorants                 489          592**        -17.4        969        1,172**      -17.3
Specialty Chemicals       340          320            6.3        683          628          8.8
Coatings                  594          566            4.9      1,167        1,077          8.4
Dispersions               692          662            4.5      1,387        1,260         10.1

* Previous year's figures adjusted in accordance with organizational changes (see explanations under chemicals)
**   Including E 107 million and E 203 million, respectively, from textile dyes.

AGRICULTURAL PRODUCTS & NUTRITION

                                                                        INCOME FROM
                                                                      OPERATIONS BEFORE                      INCOME FROM
                                       SALES                            SPECIAL ITEMS                        OPERATIONS
                            -----------------------------      ------------------------------      ------------------------------
Million E                                          CHANGE                              CHANGE                              CHANGE
2ND QUARTER                  2001       2000        IN %        2001        2000        IN %        2001        2000        IN %
                            ------     ------      ------      ------      ------      ------      ------      ------      ------


Agricultural Products       1,038         734        41.4         133         114        16.7         126         120         5.0
Fine Chemicals                491         419        17.2          34           4       750.0          27           3       800.0
Pharmaceuticals*               --         572          --          --          19          --          --          30          --
                            -----       -----       -----       -----       -----       -----       -----       -----       -----
                            1,529       1,725       -11.4         167         137        21.9         153         153          --
                            =====       =====       =====       =====       =====       =====       =====       =====       =====

1ST HALF

Agricultural Products       2,270       1,276        77.9         418         217        92.6         335         223        50.2
Fine Chemicals                990         850        16.5          48          33        45.5          13          30       -56.7
Pharmaceuticals*              364       1,109       -67.2           1          40       -97.5          30          51       -41.2
                            -----       -----       -----       -----       -----       -----       -----       -----       -----
                            3,624       3,235        12.0         467         290        61.0         378         304        24.3
                            =====       =====       =====       =====       =====       =====       =====       =====       =====

* The pharmaceuticals business was sold to Abbott Laboratories on March 2, 2001. The earnings from the sale are shown under extraordinary income.

Agricultural Products:
Compared with the previous year, sales climbed 41.4% to E 1,038 million in the second quarter and 77.9% to E 2,270 million in the first half of 2001. A significant contribution to the sales increase, especially in the area of insecticides and herbicides, was thanks to the crop protection business acquired from American Home Products in mid-2000. Income from operations before special items rose 16.7% to E 133 million in the second quarter and 92.6% to E 418 million in the first six months. Business in Europe especially contributed to this increase.

Fine Chemicals:
Compared with the same period in 2000, sales in the second quarter of 2001 climbed 17.2% to E 491 million. The acquisition of Takeda's water-soluble vitamins business accounted for 11 percentage points of this increase. Excluding this acquisition, sales rose by around 6%. Growth was seen in particular in the areas of animal feed additives, cosmetics raw materials and pharmaceutical ingredients. Higher prices for lysine also had a positive effect.

Income from operations before special items increased significantly in the second quarter and reduced the shortfall from the first quarter. In the first six months, earnings were up E 15 million or 45.5% compared with the first half of 2000.

OIL & GAS

Compared with the same periods in 2000, sales in the Oil & Gas segment climbed 29% to E 981 million in the second quarter (volumes 3%, prices/currency 27%) and 50% to E 2,424 million in the first half. In the segment's exploration and production business, the production of oil and natural gas remained at a high level and significantly exceeded the volumes from the previous year.

In the area of natural gas trading, sales volumes were higher than in 2000.

Income from operations developed further at the high level seen in the first quarter, increasing 53% to E 378 million in the second quarter and 54.8% to E 754 million in the first six months.

REGIONS

Location of company                                                         INCOME FROM
                                                                          OPERATIONS BEFORE                    INCOME FROM
                                             SALES                          SPECIAL ITEMS                      OPERATIONS
                                ------------------------------     ------------------------------     ------------------------------
Million E                                               CHANGE                             CHANGE                             CHANGE
2ND QUARTER                      2001        2000        IN %       2001        2000        IN %       2001        2000        IN %
-----------                     ------      ------      ------     ------      ------      ------     ------      ------      ------

Europe                           4,877       5,486      -11.1         797         573       39.1         600         595        0.8
o Thereof Germany                3,372       3,546       -4.9         591         343       72.3         492         377       30.5
North America (NAFTA)            2,179       2,298       -5.2         -70         193         --        -100         195         --
South America                      456         432        5.6          29          48      -39.6          29          48      -39.6
Asia, Pacific Area, Africa         817         753        8.5          -5          68         --          -5          53         --
                                ------      ------      -----      ------      ------      -----      ------      ------      -----
                                 8,329       8,969       -7.1         751         882      -14.9         304*        891      -65.9
                                ======      ======      =====      ======      ======      =====      ======      ======      =====
1ST HALF

Europe                          10,736      11,051       -2.9       1,740       1,258       38.3       1,517       1,317       15.2
o Thereof Germany                7,411       7,083        4.6       1,207         799       51.1       1,094         870       25.7
North America (NAFTA)            4,385       4,167        5.2         -83         311         --        -257         320         --
South America                      884         795       11.2          40          98      -59.2          37          98      -62.2
Asia, Pacific Area, Africa       1,613       1,426       13.1          16         138      -88.4          16         123      -87.0
                                ------      ------      -----      ------      ------      -----      ------      ------      -----
                                17,618      17,439        1.0       1,713       1,805       -5.1       1,093*      1,858      -41.2
                                ======      ======      =====      ======      ======      =====      ======      ======      =====

*    Including provisions for structural measures not yet allocated

Compared with 2000, reported sales in Europe decreased 11.1% in the second quarter and 2.9% in the first half of 2001. Sales from ongoing business in Europe increased 3.9% in the second quarter and 12.5% in the first six months compared with 2000.

In North America (NAFTA), reported sales declined 5.2% in the second quarter and rose 5.2% in the first half of the year compared with 2000. Compared with the previous year, sales from ongoing business climbed 5% in the second quarter and 13.3% in the first half. In Europe and in Germany, income from operations before special items was significantly higher in the second quarter and the first half of 2001 than in 2000. This increase was above all due to the strong rise in earnings in the Oil & Gas segment. Income from operations before special items in North America dropped considerably in both the second quarter and the first half as a result of weak conditions for chemical products. This is also having an increasing effect on Asia.

EMPLOYEES

Since the end of the first quarter, the number of employees has declined only slightly by 115 to 92,249. The drop by 11,024 since the end of 2000 is largely explained by the sale of our pharmaceuticals business, which accounts for 10,675 employees.

NUMBER OF EMPLOYEES

                                 2ND QUARTER                    1ST HALF
                            ---------------------         ---------------------         YEAR
                             2001          2000            2001          2000           2000
                             ----          ----            ----          ----           ----
End of quarter/year         92,249        104,882         92,249        104,882        103,273
Average                     92,312        104,837         95,896        104,922        105,784

FINANCE

In the first six months of 2001, cash provided by operating activities was E 280 million, E 822 million less thaN in the same period in 2000. Above all, the decline was caused by lower earnings - excluding extraordinary income - and higher levels of receivables. After deducting ongoing capital expenditures, cash provided by investing activities amounted to E 6.3 billion in the first half of 2001, in particular as a result of the sale of our pharmaceuticals business.

This cash inflow was counterbalanced by about the same level of cash outflow from cash used in financing activities. We have significantly reduced our financial indebtedness, which had risen sharply as a result of the acquisitions made in 2000. Dividend payments for 2000, including the special dividend of stockholders' equity charged with 45% corporation tax, amounted to E 1.2 billion.

We issued 6.8 million new shares through the exercise of warrants attached to the 3% U.S. Dollar Option Bond 1986/2001. This provided a cash inflow of
E 106 million in the first half of 2001. We used E 19 million to buy bACK 410,000 shares at an average price of E 46.74 per share. As of June 30, 2001, the number of shares outstanding was 613.8 million. In the second quarter, total assets decreased E 2.7 billion from the end of the first quarter and are only
E 749 million higher than at the end of 2000. This increase is primarily due to a high level of receivables in the first half of 2001 as a result of the highly seasonal agricultural products business.

CONSOLIDATED STATEMENTS OF CASH FLOW 1ST HALF

Million E                                                  2001         2000
---------                                                 ------       ------
Net income*                                                  334          912
Depreciation of fixed assets                               1,355        1,320
Changes in net current assets                             -1,246       -1,116
Miscellaneous items                                         -163          -14
                                                          ------       ------
CASH PROVIDED BY OPERATING ACTIVITIES                        280        1,102
                                                          ------       ------
Addition to tangible and intangible fixed assets          -1,301       -1,298
Acquisitions and divestitures, net                         7,281       -4,794
Financial investments and other items                        272          351
                                                          ------       ------
CASH PROVIDED BY INVESTING ACTIVITIES                      6,252       -5,741
                                                          ------       ------
Proceeds from capital increases                               87         -298
Changes in financial indebtedness                         -5,096        5,386
Dividends                                                 -1,236         -725
                                                          ------       ------
CASH USED IN FINANCING ACTIVITIES                         -6,245        4,363
                                                          ------       ------
Net changes in cash and cash equivalents                     287         -276
Initial cash and cash equivalents and other changes          604        1,019
                                                          ------       ------
CASH AND CASH EQUIVALENTS                                    891          743
                                                          ------       ------
Marketable securities                                        387          384
                                                          ------       ------
LIQUID FUNDS AS SHOWN ON THE BALANCE SHEET                 1,278        1,127
                                                          ======       ======

* Excluding extraordinary income.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates, and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based on assumptions as to future events that may or may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. [The Annual Report on Form 20-F is also available on the Internet at www.basf.com.] We do not assume any obligation to update the forward-looking statements contained in this report.

FINANCIAL STATEMENT OF BASF GROUP (ABRIDGED VERSION)
CONSOLIDATED STATEMENTS OF INCOME                                      Million E

                                                          2nd Quarter                               1st Half
                                                     --------------------        CHANGE        --------------------        CHANGE
                                                      2001          2000          IN %          2001          2000          IN %
                                                     ------        ------        ------        ------        ------        -----
SALES, NET OF PETROLEUM AND NATURAL GAS TAXES         8,329         8,969          -7.1        17,618        17,439          1.0
Cost of sales                                         5,634         5,731          -1.7        11,765        11,141          5.6
                                                     ------        ------        ------        ------        ------        -----
GROSS PROFIT ON SALES                                 2,695         3,238         -16.8         5,853         6,298         -7.1
                                                     ------        ------        ------        ------        ------        -----

Selling expenses                                      1,283         1,424          -9.9         2,669         2,767         -3.5
General and administrative expenses                     138           186         -25.8           321           348         -7.8
Research and development expenses                       293           357         -17.9           670           701         -4.4
Other operating income                                  204           158          29.1           523           415         26.0
Other operating expenses                                881           538          63.8         1,623         1,039         56.2
                                                     ------        ------        ------        ------        ------        -----
INCOME FROM OPERATIONS                                  304           891         -65.9         1,093         1,858        -41.2
                                                     ------        ------        ------        ------        ------        -----

Financial result                                       -103            63            --          -261            28           --
                                                     ------        ------        ------        ------        ------        -----
INCOME FROM ORDINARY ACTIVITIES                         201           954        - 78.9           832         1,886        -55.9
                                                     ------        ------        ------        ------        ------        -----

Extraordinary income                                     --            --            --         6,010            --           --
                                                                                                                           -----
INCOME BEFORE TAXES AND MINORITY INTERESTS              201           954         -78.9         6,842         1,886        262.8
                                                     ------        ------        ------        ------        ------        -----

Income taxes                                            200           498         -59.8           635           956        -33.6
Minority interests                                      -10             8            --             3            18        -83.3
                                                     ------        ------        ------        ------        ------        -----
NET INCOME                                               11           448         -97.5         6,204           912        580.3
                                                     ------        ------        ------        ------        ------        -----
EARNINGS PER SHARE (E)                                 0.02          0.73         -97.3         10.16          1.48        586.5
                                                     ------        ------        ------        ------        ------        -----
o Thereof extraordinary income                           --            --            --          9.61            --           --
Number of shares in millions (weighted)                 614           616          -0.3           611           616         -0.8


CONSOLIDATED BALANCE SHEETS                                            Million E

                                                            JUNE 30
ASSETS                                              ----------------------          CHANGE        Dec. 31        CHANGE
                                                     2001            2000            IN %          2000           IN %
                                                    ------          ------          ------        -------        ------

FIXED ASSETS                                        21,473          17,123            25.4         21,769          -1.4

Inventories                                          5,018           4,372            14.8          5,211          -3.7
Accounts receivable, trade                           7,190           6,065            18.5          6,068          18.5
Miscellaneous receivables                            3,034           6,369           -52.4          3,369          -9.9
Deferred taxes                                       1,313           1,238             6.1          1,270           3.4
Cash and cash equivalents                            1,278           1,127            13.4            870          46.9
                                                    ------          ------           -----         ------          ----
CURRENT ASSETS                                      17,833          19,171            -7.0         16,788           6.2
                                                    ------          ------           -----         ------          ----
TOTAL ASSETS                                        39,306          36,294             8.3         38,557           1.9
                                                    ======          ======           =====         ======         =====

                                                           JUNE 30
STOCKHOLDERS' EQUITY AND LIABILITIES                ----------------------          CHANGE        Dec. 31         CHANGE
                                                     2001            2000            IN %          2000           IN %
                                                    ------          ------          ------        -------        ------
Subscribed capital and capital surplus               4,407           4,265             3.3          4,301           2.5
Retained earnings and other equity                  14,547           9,556            52.2          9,513          52.9
Minority interests                                     368             492           -25.2            481         -23.5
                                                    ------          ------           -----         ------         -----
STOCKHOLDERS' EQUITY                                19,322          14,313            35.0         14,295          35.2
                                                    ------          ------           -----         ------         -----


Provisions                                          10,192           8,976            13.5          9,543           6.8
Financial indebtedness                               2,922           6,750           -56.7          7,892         -63.0
Other liabilities                                    6,870           6,255             9.8          6,827           0.6
                                                    ------          ------           -----         ------         -----
LIABILITIES                                         19,984          21,981            -9.1         24,262         -17.6
                                                    ------          ------           -----         ------         -----
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES          39,306          36,294             8.3         38,557           1.9
                                                    ======          ======           =====         ======         =====

The interim balance sheet has not been audited.

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   INTERIM REPORT
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